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FILE NO. 82-3919

April 8, 2005

SUPPL

RECEIVED
2005 APR 18 A 8:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Adjustment to the Forecast of Operating Results (Consolidated/Non-Consolidated) for the Fiscal Year Ending March 31, 2005 (March 23, 2005)

With kind regards,

Yours truly,

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

dlw 4/20

FILE No. 82-3919

(Translation)

March 23, 2005

Name of the Company: Bandai Co., Ltd.

Name and Position of the Representative:

Takeo Takasu
President and Representative Director

Inquiries shall be directed to: Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Adjustment to the Forecast of Operating Results (Consolidated/Non-Consolidated) for the Fiscal Year Ending March 31, 2005

The forecast of consolidated operating results for the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005) of BANDAI CO., LTD. (the "Company") publicized on February 8, 2005 and the forecast of non-consolidated operating results for the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005) of Company publicized on November 10, 2004 are adjusted as described in the following tables:

Description

1. Adjustment to the forecasts of operating results for the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(1) Consolidated operating results:

(million yen)

	Net Sales	Recurring Income	Net Income
Previous forecast (A)	280,000	27,500	14,200
Adjusted forecast (B)	270,000	25,000	10,000
Amount of increase or decrease (B-A)	(-) 10,000	(-) 2,500	(-) 4,200
Rate of increase or decrease	(-) 3.6%	(-) 9.1%	(-) 29.6%
(For reference) Operating results for the fiscal year from April 1, 2003 to March 31, 2004	263,174	27,221	14,206

(2) Non-consolidated operating results:

(million yen)

	Net Sales	Recurring Income	Net Income
Previous forecast (A)	138,000	13,000	7,200
Adjusted forecast (B)	132,000	12,500	6,300
Amount of increase or decrease (B-A)	(-) 6,000	(-) 500	(-) 900
Rate of increase or decrease	(-) 4.3%	(-) 3.8%	(-) 12.5%
(For reference) Operating results for the fiscal year from April 1, 2003 to March 31, 2004	128,655	12,564	6,986

2. Reasons for the adjustments:

During the fiscal year ending March 31, 2005, our operations in America have remained unfavorable. Hence, from the point of conservative accounting, we have determined to account for a valuation allowance for deferred tax assets accounted for at the beginning of the fiscal year. Consequently, we estimate that on a consolidated basis, income taxes will increase by approximately ¥2 billion. Additionally, in Japan, the launch of some of our new products to the market was delayed and we also adjusted shipments to keep inventories on the market at optimum levels and retired from unprofitable businesses. As a result, we have determined to adjust the forecasts of consolidated and non-consolidated operating results.

[Notice on the forecast of operating results]

The figures in the above forecasts of operating results are calculated based on the information available to management as of the date hereof and include various uncertain factors. Hence, you should be aware that actual results may differ from the above forecasts for a variety of factors, including a change in the business conditions.

- END -